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                           February 8, 2021

       Eric Skolnik
       Chief Financial Officer
       BLONDER TONGUE LABORATORIES INC
       One Jake Brown Road
       Old Bridge, New Jersey 08857

                                                        Re: BLONDER TONGUE
LABORATORIES INC
                                                            Registration
Statement on Form S-3
                                                            Filed February 4,
2021
                                                            File No. 333-252718

       Dear Mr. Skolnik:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Effie
Simpson at (202) 551-3346 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Thomas Hanley